Exhibit 99.CODE ETH

Sarbanes-Oxley Code of Ethics for Chief Executive and Senior Financial Officers

The Fund is committed to conducting business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and to full and accuratefinancial disclosure in compliance with applicable law. This Code of Ethics, applicable to the Fund’s Principal Executive Officer, Principal Financial Officer and Treasurer (or persons performing similar functions) (together, “Senior Officers”), sets forth specific policies to guide such individuals in the performance of their duties.

Senior Officers must comply with applicable law and have a responsibility to conduct themselves in an honest and ethical manner. Senior Officers have leadership responsibilities that include creating a culture of highethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

The 1940 Act Code of Ethics, which this Code of Ethics is intended to supplement, sets forth the fundamental principles and key policies and procedures that govern the conduct of Senior Officers.

Compliance with Laws, Rules and Regulations

Each Senior Officer is required to comply with the laws, rules and regulations that govern the conduct of the Fund and to report any suspected violations in accordance with the section below entitled “Violations”.

Reporting and Accountability

All Senior Officers will be held accountable for adherence to this Code. Each Senior Officer must, upon the Fund’s adoption of this Code (or thereafter as applicable, upon becoming a Senior Officer), affirm in writing to the Board that they have received, read, and understand this Code by signing the Acknowledgement Form attached hereto as Exhibit E. Thereafter, each Senior Officer must affirm to the Board on an annual basis that they have complied with the requirements of this Code.

Conflicts of Interest

Senior Officers are expected to dedicate their best efforts to advancing the Fund’s interests and to use objective and unbiased standards when making decisions that affect the Fund, keeping in mind that certain Officers are subject to inherent conflicts of interest because they are also officers of the Adviser as well as the Fund. A Senior Officer’s obligation to conduct the Fund’s business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and business relationships.

A conflict of interest for the purpose of this Code of Ethics occurs when a Senior Officer’s private interests interfere in any way, or even appear to interfere, with the interests of the Fund. The 1940 Act Code of Ethics, the Adviser’s and the Fund’s allocation procedures and the other policies of the Fund are designed to ensure the ethical handling of such conflicts. As a result, it is incumbent on each Senior Officer to be familiar with the 1940 Act Code of Ethics, the Adviser’s and Fund’s allocations procedures and other rules and regulations under the 1940 Act as well as the policies of the Fund.

When making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest where a Senior Officer is receiving a personal benefit, the Senior Officer should act in accordance with the letter and the spirit of the 1940 Act Code of Ethics and/or the Fund’s or the Adviser’s other applicable policies and procedures.

A Senior Officer, if in doubt about the application or interpretation of any of these, should make a full disclosure of all facts and circumstances and obtain the prior written approval of the Secretary of the Fund.

Disclosures

It is the policy of the Fund to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Fund files with, or submits to, the SEC and in all other public communications made by the Fund. Senior Officers are required to promote compliance with this policy by all employees and to abide by the Fund’s standards, policies and procedures designed to promote compliance with this Code of Ethics.

Violations

A Senior Officer must immediately report any know of or suspect a violation of applicable laws, regulations, policies, procedures, or this Code of Ethics, to the Chairman of the Audit Committee of the Fund verbally, in writing or by other means necessary. No one will be subject to retaliation when making any such report in good faith report of an actual or suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Board shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers of Code of Ethics

Any waiver of this Code, including an implicit waiver, granted to a Senior Officer may be made only by the Board or a committee of the Board to which such responsibility has been delegated, and must be disclosed by the Fund in the manner prescribed by law.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Fund’s Senior Officers in the conduct of the Fund’s business. It is not intended to and does not create any rights in any employee, investor, supplier, competitor, shareholder or any other person or entity.

Confidentiality

All reports and records prepared or maintained pursuant to this Code will be considered confidential and shall be maintained and protected accordingly. Except as otherwise required by law or this Code, such matters shall not be disclosed to anyone other than the Board, the Audit Committee, the legal counsel to the Fund, legal counsel to the Independent Trustees and such other persons as a majority of the Board, including a majority of the Independent Trustees, shall determine to be appropriate.

Senior Officers, upon appointment and on an annual basis thereafter, must affirm to the Board that he/she has read, understands and complied with the requirements of this Code (See Appendix A).

Adopted: March 26, 2025